May 20, 2011

VIA EDGAR CORRESPONDENCE

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Responses to Comments on Form N-CSR for the fiscal year ended December 31, 2010 of Midas Fund, Inc. (2-98229 and 811-4316), Midas Magic, Inc. (formerly Midas Special Fund, Inc.) (33-02847 and 811-04625), and Midas Perpetual Portfolio, Inc. (002-57953 and 811-02474)

Dear Ms. Hatch:

On behalf of the above-referenced registrants, set forth below are the comments that you provided by telephone on April 24, 2011 concerning the annual report on Form N-CSR for the fiscal year ended December 31, 2010 (the “Annual Report”) of Midas Fund, Inc., Midas Magic, Inc. (formerly Midas Special Fund, Inc.), and Midas Perpetual Portfolio, Inc. (each a “Fund,” and collectively, the “Funds”), respectively, which were filed with the Securities and Exchange Commission on March 11, 2011, and the Funds’ responses thereto.  Your comments are set forth below in italics and are followed by the Funds’ responses.  A copy of the updated Annual Report is attached hereto for your reference.

1.	Midas Perpetual Portfolio, Inc.

a.            Statement of Operations

The Fund’s gross investment management and distribution expenses should be disclosed and fee waivers should be disclosed separately.

The Fund has made the requested changes (see page 13 of the Annual Report).

b.            Financial Highlights

The Fund’s ratios of total expenses to average net assets should include gross investment management and distribution fees and the ratios of net expenses to average net assets should include fee waivers.

The Fund has made the requested changes (see page 25 of the Annual Report).

2.	Management’s Discussion of Fund Performance

The Funds’ performance information disclosed on page 27 of the Annual Report should be included with management’s discussion of performance in the beginning of the Annual Report.

As discussed, the Fund will make the requested changes commencing with the next report.

3.	Statements of Assets and Liabilities

The market value of each Fund’s securities on loan should be disclosed parenthetically or in a footnote.

As discussed, the Fund will make the requested changes commencing with the next report.

*           *           *           *           *

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
Associate General Counsel

cc:           Thomas Winmill
Midas Management Corporation

R. Darrell Mounts, Esq.
K&L Gates LLP